Mail Stop 4561

January 17, 2008

D. Michael Kramer
Chief Executive and acting Financial Officer
Ohio Legacy Corp
2375 Benden Drive Suite C
Wooster, OH 44691

>   **Re: Ohio Legacy Corp**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2006**
>   **Response filed January 3, 2008**
>   **File No. 0-31673**

Dear Mr. Kramer:

We have reviewed your response letter dated December 23, 2007 and have the following comment.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Exhibit 13

Financial Statements

Note 2 – Securities, page 12

1.   We have reviewed your response to comment 1 of our letter dated December 13, 2007. While we now understand the timeline of events that took place from April 27, 2007 through the time you decided to sell the $13.1 million of securities, you have not addressed the second bullet point of our comment. We note that the securities in question made up 2.7% of amortized cost as of December 31, 2006 and the unrealized losses were older than twelve months old. We reiterate our request for you to tell us, in detail, how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006 and to specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief